UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260 - 999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Exeter Resource Corporation (the “Company”)

1260 – 999 West Hastings Street

Vancouver, BC V6C 2W2

Item 2.	Date of Material Change

October 6, 2006

Item 3.	News Release

On October 6, 2006 the Company issued a press release relating to the material change described below. The press release was distributed to the TSX Venture Exchange, the Alberta and British Columbia Securities Commission and public media through CCN Matthews.

A copy of the press release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that it has closed the non-brokered private placement announced September 20, 2006. The private placement raised gross proceeds of $9,000,000 through the issuance of 3,600,000 units (the “Units”) at a price of $2.50 per Unit.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 9.	Date of Report

Dated at Vancouver, BC, this 6th day of October 2006.

SCHEDULE “A”

NOT FOR DISSEMINATION IN THE UNITED STATES OR TO US NEWSWIRE SERVICES

EXETER CLOSES $9 MILLION FINANCING

Vancouver, B. C., October 6, 2006 – Exeter Resource Corporation (“Exeter” - TSX-V: XRC, Frankfurt: EXB) announces that it has closed the non-brokered private placement announced September 20, 2006. The private placement raised gross proceeds of $9,000,000 through the issuance of 3,600,000 units (the “Units”) at a price of $2.50 per Unit.

Each Unit consists of one common share and one half of one common share purchase warrant. Each whole warrant will be exercisable at a price of $3.00 per common share until April 4, 2008, provided that if the closing price of Exeter’s common shares on the TSX Venture Exchange is equal to or higher than $3.25 per common share for a period of 10 consecutive trading days at any time after four months and one day after October 4, 2006, the closing date. Exeter may accelerate the expiry date of the warrants by giving notice to the holders thereof, and, in such case, the warrants will expire on the 30th calendar day after the date on which such notice is given.

Yale Simpson, Exeter’s Chairman, commented: “This private placement was priced at a premium to market and reflects the strong institutional interest in Exeter. The financing proceeds will fund current exploration and engineering studies at our La Cabeza gold project, up to a decision to take the project to final feasibility.”

A finder’s fee was paid in connection with the offering, comprising $450,000 in cash and the issuance of 252,000 warrants, each entitling the holder to purchase one common share at a price of $2.50, for 18 months. All securities issued under the private placement are subject to a four-month hold period expiring on February 5 2007.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery and development of epithermal gold-silver properties in Argentina and Chile.

Four drills are operating at its advanced La Cabeza gold project to verify and extend gold and silver resources. Concurrently, project development activities, including engineering, metallurgical, hydrological, and environmental studies, are underway.

In the prospective, Patagonia region of Argentina, Exeter has a strategic agreement with Cerro Vanguardia S.A. over 12 epithermal gold and silver properties in Santa Cruz, Rio Negro and Chubut provinces. Current exploration is focusing on detailing vein extensions, under extensive sand and gravel cover, at Cerro Moro, ahead of further drilling planned for final quarter this year.

In Chile, Exeter is prospecting some 48 gold, silver and copper targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

In the Maricunga district of Chile, Exeter has a strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. on the Caspiche epithermal gold property.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: Bryce Roxburgh, President or Rob Grey, Investor Relations Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1-888-688-9592	Suite 1260, 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 exeter@exeterresource.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of securities in the United States. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Person unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date October 6, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director